Exhibit 4.2

AMENDMENT TO WARRANT AGREEMENT

THIS AMENDMENT TO WARRANT AGREEMENT, dated as of November 27, 2007 (the “Amendment”), by and between Transocean Inc. (formerly Transocean Sedco Forex Inc.), a company incorporated under the laws of the Cayman Islands (the “Company”), and The Bank of New York, a bank and trust company organized and existing under the laws of New York (the “Warrant Agent”), successor to the American Stock Transfer & Trust Company.

WHEREAS, pursuant to the Warrant Agreement dated as of April 22, 1999 (the “Warrant Agreement”), by and between TODCO (formerly R&B Falcon Corporation), a Delaware corporation (“R&B Falcon”), and the American Stock Transfer & Trust Company, a bank and trust company organized and existing under the laws of New York (the “Predecessor Warrant Agent”), R&B Falcon appointed the Predecessor Warrant Agent to act as agent for R&B Falcon in connection with the issuance, exchange, cancellation, replacement and exercise of warrants (the “Warrants”) to purchase 35 shares of common stock, par value $.01 per share, of R&B Falcon (“R&B Falcon Common Stock”) issued pursuant to the Warrant Agreement at an exercise price of $9.50 per share of R&B Falcon Common Stock; and

WHEREAS, pursuant to an Agreement and Plan of Merger, dated as of August 19, 2000, by and among the Company, Transocean Holdings Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Sub”), TSF Delaware Inc., a Delaware corporation and a wholly owned subsidiary of Sub, and R&B Falcon (i) each outstanding share of R&B Falcon Common Stock was converted into the right to receive .5 ordinary shares, par value $.01 per share, of the Company (“Company Ordinary Shares”) and (ii) R&B Falcon became an indirect wholly owned subsidiary of the Company; and

WHEREAS, pursuant to a Supplement to Warrant Agreement dated as of January 31, 2001, the Company assumed the Warrants and the Warrants became exercisable for 17.5 Company Ordinary Shares at an exercise price of $19 per Company Ordinary Share; and

WHEREAS, on July 21, 2007, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, GlobalSantaFe Corporation, a company incorporated under the laws of the Cayman Islands, and Transocean Worldwide Inc., a company incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of the Company; and

WHEREAS, pursuant to the Merger Agreement, at the Initial Effective Time (as defined in the Merger Agreement) each outstanding Company Ordinary Share will be reclassified as, and converted into, (i) 0.6996 validly issued, fully paid and nonassessable Company Ordinary Shares, and (ii) $33.03 in cash (the “Reclassification”); and

WHEREAS, pursuant to Sections 17(a) and (c) of the Warrant Agreement, upon consummation of the Reclassification, each Warrant will represent the right, subject to the provisions contained in the Warrant Agreement and in the certificate evidencing such Warrant, to purchase from the Company 12.243 Company Ordinary Shares on exercise of such Warrant and payment of an adjusted exercise price to be determined pursuant to such Sections; and

WHEREAS, pursuant to Section 26 of the Warrant Agreement, the Company and the Warrant Agent may from time to time supplement or amend the Warrant Agreement without the approval of any holders of Warrants in order to cure any ambiguity or to correct or supplement any provision contained therein which may be defective or inconsistent with any other provision therein, or to make any other provisions in regard to matters or questions arising thereunder which the Company and the Warrant Agent may deem necessary or desirable and which shall not in any way adversely affect the interests of the holders of Warrants; and

WHEREAS, the Company deems it desirable to amend the Warrant Agreement to provide that, upon consummation of the Reclassification, on exercise of the Warrants, each holder of Warrants will have a right to receive, at such holder’s election, the same consideration that a holder of a Warrant would have owned immediately after the Reclassification if such holder had exercised such Warrant immediately prior to the Reclassification in lieu of the adjustment of such Warrant pursuant to Section 17;

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereto agree as follows:

1. Upon consummation of the Reclassification, each Warrant shall, at the election of the holder of such Warrant, represent the right, subject to the provisions contained in the Warrant Agreement and in the certificate evidencing such Warrant, to purchase from the Company (and the Company shall issue and sell to such holder of the Warrant) 12.243 Company Ordinary Shares (the “Warrant Shares”) and to receive (and the Company shall deliver to such holder of the Warrant) $578.025 on exercise of such Warrant and payment of the exercise price of $19.00 per Company Ordinary Share for which such Warrant was exercisable prior to consummation of the Reclassification (the “Exercise Price”) in lieu of the adjustment of the Exercise Price or the number of Warrant Shares issuable upon the exercise of such Warrant pursuant to Section 17 of the Warrant Agreement in connection with the Reclassification.

2. Except as expressly supplemented and amended hereby, the terms and conditions of the Warrant Agreement shall remain in full force and effect.

3. To the extent that any provision hereof conflicts with any provision of the Warrant Agreement, the provision hereof shall control.

4. Notwithstanding the date of execution hereof, this Amendment shall be deemed effective as of the Initial Effective Time (as defined in the Merger Agreement) and if such Initial Effective Time does not occur, this Amendment shall be void and of no force or effect.

5. This Amendment shall be governed by and construed in accordance with the laws of New York.

6. This Amendment may be executed in counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed, as of the day and year first above written.

TRANSOCEAN INC.

By:	/s/ Eric B. Brown
Name: Eric B. Brown
Title: Senior Vice President and
General Counsel

THE BANK OF NEW YORK

By:	/s/ Steven Myers
Name: Steven Myers
Title: Vice President